AMENDMENT NO. 3 TO SCHEDULE 13D










                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D/A3
                                 Amendment No. 3

                   Under the Securities Exchange Act of 1934

                          INTERNATIONAL SPEEDWAY CORPORATION
                                  (Name of Issuer)

                         CLASS A COMMON STOCK, $.01 PAR VALUE
                           (Title of Class of Securities)


                                  460335201
                                 (CUSIP Number)

                               STEPHEN L. FARLEY
                              FARLEY CAPITAL L.P.
                          655 THIRD AVENUE, SUITE 2520
                            NEW YORK, NEW YORK  10017
                                (212) 557-7776

                (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 September 30, 1998
            (Date of event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ].

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                Page 1 of 6 Pages

13D/A2
CUSIP NO.  460335201
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Labrador Partners L.P.

------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                    (a)  [x]
                                                                    (b)  [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                        WC
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                                       - 0 -
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                       465,700
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                       - 0 -
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                       465,700
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               465,700
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                        [ ]
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                4.3%
------------------------------------------------------------------------------
          (14)  TYPE OF REPORTING PERSON*
                                                PN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 2 of 6 Pages
                                       <page


13D/A2
CUSIP No.  460335201
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Farley Capital L.P.

------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [x]
                                                                    (b)  [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                        00
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Delaware
------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                                        - 0 -
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        41,300
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                        - 0 -
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        41,300
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        41,300
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                         [ ]
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                         0.4%
------------------------------------------------------------------------------
          (14)  TYPE OF REPORTING PERSON*
                                         PN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 3 of 6 Pages
                                    <page


13D/A2
CUSIP NO.  460335201
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Stephen L. Farley
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [x]
                                                                    (b)  [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                        AF
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                                      - 0 -
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                      507,000
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                      - 0 -
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                      507,000
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                      507,000
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        4.7%
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON*
                                        IN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 4 of 6 Pages
                                    <page


ITEM 1.  SECURITY AND ISSUER.

          This Amendment No. 3 (the "Amendment No. 3") amends the statement on
Schedule 13D (the "Statement"), amendment no. 1 thereto ("Amendment No. 1") and amendment no. 2 thereto ("Amendment No. 2") as filed with the Securities and Exchange Commission (the "Commission") by the Reporting Persons named herein on December 10, 1997, December 12, 1997 and January 29, 1998, respectively, relating to the Class A common stock, par value $.01 per share ("Class A Common Stock"), of International Speedway Corporation, a Florida corporation (the "Issuer"), with its principal executive offices located at 1801 West International Speedway Blvd., Daytona Beach, Florida 32114. This Amendment No. 3 is filed to reflect the fact that by virtue of the Issuer issuing additional shares of Class A Common Stock, the Reporting Persons are no longer the beneficial owner of more than five percent of the Class A Common Stock of the issuer.

                               *       *      *

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

           Item 5 is amended to add the following:

           (a) The following is the aggregate amount of Class A Common Stock that is beneficially owned by each Reporting Person:

                             Aggregate Number
                               of Shares of               Percentage of
Name                       Class A Common Stock        Class A Common Stock

Labrador Partners L.P.            465,700                      4.3%
Farley Capital L.P.                41,300                      0.4%


           Farley does not directly own any Class A Common Stock. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, Farley may be deemed an indirect beneficial owner of 507,000 shares of Class A Common Stock by virtue of his position as managing general partner of Labrador Partners (465,700 shares) and Farley Capital (41,300 shares).

     In the aggregate, the Reporting Persons beneficially own a total of 507,000 shares of Class A Common Stock, constituting 4.7% of the outstanding shares of Class A Common Stock of the Issuer.

           The aggregate percentage of Class A Common Stock reported beneficially owned by each person herein is based upon 10,867,947 Class A Common Stock shares outstanding, which is the total number of Class A shares of Common Stock outstanding as of September 30, 1998, as reflected in the Issuer's quarterly report on Form 10-Q filed with the Commission for the quarter ended August 31, 1998 (which is the most recent Form 10-Q on file).

           (e) The date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the Class A Common Stock was September 30, 1998, upon the issuance by the Issuer of additional shares of Class A Common Stock.

                          *       *       *       *       *


                                 Page 5 of 6 Pages

                                 SIGNATURES

           After reasonable inquiry and to the best knowledge and belief of each of the Reporting Persons, each such person or entity certifies that the information set forth in this statement is true, complete and correct and agrees that this statement is filed on behalf of each of them.

Dated:  January 4, 1999
         -----------

                                   By:  /s/ Stephen L. Farley
                                        --------------------------------------
                                        Stephen L. Farley, individually and as
                                        managing general partner of each of
                                        Labrador Partners L.P. and Farley
                                        Capital L.P.





































                                 Page 6 of 6 Pages